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Exhibit 99.38

News Release
December 15, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE UPDATES LITIGATION

    Carpinteria, California—December 15, 2000—Turbodyne Technologies, Inc., (EASDAQ: TRBD) reports the following update on legal affairs:

Lombard v. Turbodyne

    On December 5, 2000 the Company was served with a Demand for Arbitration by Alain F. Lombard, a former consultant and service provider to Turbodyne. The Complaint is for breach of contract, quantum meruit and open book account and requests approximately $161,000 plus attorney's fees and costs and an unspecified amount of money for alleged stock option damages. The action was filed in Los Angeles County, California. The Company expects to defend this action and file a timely response.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130
Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.

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TURBODYNE UPDATES LITIGATION
  Lombard v. Turbodyne